May 23, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CNA Surety Corporation (the “Company”) Form 10-K for the fiscal year ended December 31, 2005 File No. 001-13277
VIA EDGAR
Dear Mr. Rosenberg:
This letter is in response to the comments set forth in your letter dated April 25, 2006 (the “Comment Letter”) and is organized by reference to the applicable numbers used in the Comment Letter. For your convenience, the comments presented in the Comment Letter have been repeated herein and are followed by our respective responses.
Form 10-K for the fiscal year ended December 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Critical Accounting Estimates, page 18
Reserves for Unpaid Losses and Loss Adjustment Expenses and Reinsurance, page 18
1.	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for unpaid claims and claim expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please provide us the following information, in disclosure-type format, to help us evaluate the adequacy of your disclosure:
•  In addition to providing the list of the methodologies used by your actuaries to evaluate the reserves, please include a discussion of the strengths and weaknesses of each and an explanation of why a specific model was ultimately chosen over the other methods considered.
•  It appears that as a result of management’s consideration of the impact of certain uncertainties, your recorded estimates are different from the actuarially determined point estimates. Please describe how management determined its provision for uncertainty and quantify the provision for uncertainty for each period presented.
•  Describe the methods used and the factors considered in determining the boundaries of the range estimate disclosed on page 19.
•  Discuss how each of your key assumptions has changed historically over the periods presented.
•  Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.
•  Include narrative discussion of the key factors that will result in the actual loss being closer to either of the tails of this range. We note the broader discussion of the general drivers of the reserves on this same page. It seems a more specific discussion of which of these actually result in the higher or lower claims generated in this range is warranted.
•  Quantify the point estimate discussed in the first paragraph on page 19 and describe the methods and assumptions used to arrive to this point estimate. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other methods considered. Explain how this point estimate is used. If you do not record your reserves to that point estimate, describe the process undertaken to generate the actual reserve from this point estimate including any specific factors that you considered in arriving at this other amount and a discussion of why it is a “better” estimate.
Company Response
In future filings, we will expand our discussion of the process used to estimate the reserves for unpaid losses and loss adjustment expenses to better explain the judgments and uncertainties surrounding this estimate and the potential impact on our financial statements. We have added additional information to the referenced section of our Form 10-K for 2005 and have provided the full text below. We believe that it is most effective to display the totality of the disclosure as some of the issues you raised are closely intertwined. We have underlined significant additions to the disclosure for emphasis. Our future disclosures would be substantially similar to the following:
Critical Accounting Policies
     Management believes the most significant accounting policies and related disclosures for purposes of understanding the Company’s results of operations and financial condition pertain to reserves for unpaid losses and loss adjustment expenses and reinsurance, investments, goodwill and other intangible assets, recognition of premium revenue and the related unearned premium liability, and deferred policy acquisition costs. The Company’s accounting policies related to reserves for unpaid losses and loss adjustment expenses and related estimates of reinsurance recoverables, are particularly critical to an assessment of the Company’s financial results. Given the nature of the surety business, the determination of these balances is inherently a highly subjective exercise, which requires management to analyze, weigh, and balance numerous macroeconomic, customer specific, and claim specific factors and trends, most of which, in themselves, are inherently uncertain and difficult to predict.
     Reserves for Unpaid Losses and Loss Adjustment Expenses and Reinsurance
     CNA Surety accrues liabilities for unpaid losses and loss adjustment expenses (“LAE”) under its surety and property and casualty insurance contracts based upon estimates of the ultimate amounts payable under the contracts related to losses occurring on or before the balance sheet date.
     Reported claims are in various stages of the settlement process. Due to the nature of surety, which is the relationship among three parties whereby the surety guarantees the performance of the principal to a third party (the obligee), the investigation of claims and the establishment of case estimates on claim files can be a complex process that can occur over a period of time depending on the type of bond(s) and the facts and circumstances involving the particular bond(s), the claim(s) and the principal. Case reserves are typically established after a claim is filed and an investigation and analysis has been conducted as to the validity of the claim, the principal’s response to the claim and the principal’s financial viability. To the extent it is determined that there are no bona fide defenses to the claim and the principal is unwilling or financially unable to resolve the claim, a case estimate is established on the claim file for the amount the Company estimates it will have to pay to honor its obligations under the provisions of the bond(s).
     While the Company intends to establish initial case reserve estimates that are sufficient to cover the ultimate anticipated loss on a file, some estimates need to be adjusted during the life cycle of the file as matters continue to develop. Factors that can necessitate case estimate increases or decreases are the complexity of the bond(s) and/or underlying contract(s), if additional and/or unexpected claims are filed, if the financial condition of the principal or obligee changes or as claims develop and more information is discovered that was unknown and/or unexpected at the time the initial case reserve estimate was established. Ultimately, claims are resolved through payment and/or a determination that, based on the information available, a case reserve is no longer required.
     As of any balance sheet date, not all claims have been reported and some claims may not be reported for many years. As a result, the liability for unpaid losses includes significant estimates for incurred-but-not-reported (“IBNR”) claims. The IBNR reserves include provisions for losses in excess of the current case reserve for previously reported claims and for claims that may be reopened. The IBNR reserves also include offsets for anticipated salvage and subrogation recoveries. The following table shows the estimated liability as of December 31, 2005 for unpaid claims applicable to reported claims and to IBNR (dollars in thousands) for each sub-line of business:

	Gross Case Loss	Gross IBNR Loss	Total Gross
	and LAE Reserves	and LAE Reserves	Reserves
Contract	$140,251	$117,811	$258,062
Commercial	101,932	52,745	154,677
Fidelity and other	4,356	7,354	11,710

Total	$246,539	$177,910	$424,449

     The Company retains an independent actuarial firm of national standing to perform periodic actuarial analyses of the Company’s loss reserves. These analyses typically include a comprehensive review performed in the third quarter based on data as of June 30 and an update of the comprehensive review performed in January based on data as of December 31. In between these analyses, management monitors claim activity against benchmarks prepared by the independent actuarial firm based on expected claim activity and consults with the actuarial firm as necessary.
     The independent actuarial firm’s analyses are based upon multiple projection methodologies that involve detailed statistical analysis of past claim reporting, settlement activity, and salvage and subrogation activity, as well as claim frequency and severity data when sufficient information exists to lend statistical credibility to the analysis. The analysis may be based upon internal loss experience or industry experience. Methodologies may vary depending on the type of claim being estimated. While methodologies may vary, each employs significant judgments and assumptions.
In estimating the unpaid claim liabilities, the independent actuarial firm employed the following projection methodologies:
• Historical Development method, sometimes referred to as a link ratio method;
• Bornhuetter-Ferguson method on both a paid and incurred basis;
• Average Hindsight Outstanding Projection method;
• Frequency-Severity method; and
• Loss Ratio method.
The following provides a summary of these projection methodologies:
Historical Development Method
     As a group of claims matures, their collective value changes. This change in value over time is referred to as loss development. The loss development method is a traditional actuarial approach which relies on the historical changes in losses from one evaluation point to another to project the current valuation of losses to ultimate settlement values. Development patterns which have been exhibited by more mature (older) years are used to estimate the expected development of the less mature (more recent) years. The strength of this method is that it is very responsive to emerging loss experience for each accident year. The weakness is that this method can become highly leveraged and volatile for less mature accident years.
Bornhuetter-Ferguson Method
     The incurred Bornhuetter-Ferguson (“B-F”) method is commonly used to provide a more stable estimate of ultimate losses in situations where loss development is volatile, substantial and/or immature. The method calculates IBNR (or unpaid loss when conducting a paid B-F projection) directly as the product of:
Expected Ultimate Losses multiplied by IBNR (or Unpaid) Percentage.
The IBNR (or unpaid) percentage is derived from the incurred (or paid) loss development patterns. Various approaches can be used to determine the expected ultimate losses (e.g., prior year estimates, pricing assumptions, etc.). To obtain an estimate of expected ultimate losses, the independent actuarial firm utilized an expected loss ratio (ultimate losses divided by earned premium) based on review of prior accident years’ loss ratio experience. This estimate was then applied to the more recent accident years’ earned premium. The strength of the B-F method is that it is less leveraged than the historical development method and thus does not result in an overreaction to an unusual claim occurrence (or an unusual lack of claims). The weakness of the method is that it is reliant on an initial expectation of ultimate losses.
Average Hindsight Outstanding Method

     This method relies on the older, more mature accident years’ ultimate loss estimates to restate what the outstanding losses should have been, with hindsight, by accident year by stage of development. These restated hindsight outstanding losses are then trended to the appropriate cost levels for the accident years being projected and added to the paid to date losses in order to generate indicated ultimate losses for the more recent accident years. The strength of this method is that it is relatively unaffected by changes in a company’s case reserving practices. The weaknesses of this method are that it is sensitive to payment pattern shifts and that the average hindsight severities can become highly variable for certain datasets.
Frequency-Severity Method
     This method first projects the expected number of claims for each accident year and then multiplies this estimate by the expected average cost of claims for the applicable accident year. The number of claims can be projected using the historical development technique or other methodology. The average cost of claims for the more recent accident years is estimated by observing the estimated average cost of claims for the older, more mature accident years and trending those values to appropriate cost levels for the more recent accident years. The strength of this method is that it is not reliant on loss development factors for immature accident years which can become highly leveraged and volatile. The weakness is that this method is slow to react to an abrupt change in claim severities.
Loss Ratio Method
     This method relies on historical projected ultimate loss ratios for the more mature accident years to estimate the more recent, less mature accident years’ ultimate losses. Applying a selected loss ratio (by reviewing more mature years) to the more recent years’ earned premium results in an indication of the more recent years’ ultimate losses. The strength of this method is that it can be used in connection with a company’s pricing targets and can be used when the historical data has limited credibility. The weakness of this method is that it is slow to react to the emerging loss experience for a particular accident year.
     Each of the projection methodologies employed rely to varying degrees on the basic assumption that the Company’s historical claim experience is indicative of the Company’s future claim development. The amount of weight given to any individual projection method is based on an assessment of the volatility of the historical data and development patterns, an understanding of the changes in the overall surety industry over time and the resultant potential impact of these changes on the Company’s prospective claims development, and an understanding of the changes to the Company’s processes and procedures within its underwriting, claims handling and data systems functions, among other things. The decision as to how much weight to give to any particular projection methodology is ultimately a matter of experience and professional judgment.
     Surety results, especially for contract and certain commercial products like insurance program bonds, workers compensation insurance bonds and reclamation bonds, tend to be impacted by fewer, but more severe, losses. With this type of loss experience, it is more difficult to estimate the required reserves, particularly for the most current accident years which may have few reported claims. Therefore, assumptions related to the frequency and magnitude of severe loss are key in estimating surety loss reserves. The Company experienced a period of unusually high frequency of severe loss in accident years 2002 and 2003 which is more fully described on page 27. In response to this activity, the independent actuarial firm included higher expectations of severe losses in its analysis for 2004. As also described on page 27, the Company’s claim experience improved dramatically in 2004 and 2005. As a result, the independent actuarial firm’s current analysis places less reliance on the severe loss experience in accident years 2002 and 2003.
     The indicated reserve was developed by reviewing the Company’s claims experience by accident year for several individual sub-lines of business. Within each sub-line, the selection of the point estimate was made after consideration of the appropriateness of the various projection methodologies in light of the sub-line’s loss characteristics and historical data. In general, for the older, more mature accident years, the historical development method (i.e., link ratio method) was relied upon more heavily. For the more recent years, the indicated reserves were more heavily based on the Bornhuetter-Ferguson and loss ratio methods since these are not as reliant on the Company’s large (i.e., leveraged) development factors and thus are believed to represent a more stable set of methods from which to select indicated reserves for the more recent years.
     The independent actuarial firm’s analysis is the primary tool that management utilizes in determining its best estimate of loss reserves. However, the carried reserve may differ from the independent actuarial firm’s point estimate as a result of management’s consideration of the impact of factors such as the following, especially as they relate to the current accident year:
•	current claim activity, including the frequency and severity of current claims;

•	changes in underwriting standards and business mix such as the Company’s efforts to reduce exposures to large commercial bonds;

•	changes in the claims handling process; and

•	current economic conditions, especially corporate default rates and the condition of the construction economy.
     Management believes that the impact of the factors listed above, and others, may not be fully quantifiable through actuarial analysis. Accordingly, management may apply its judgment of the impact of these factors, and others, to its selection of the recorded loss reserves.
     The following table shows the point estimate as determined by the Company’s independent actuarial firm compared to the actual loss reserve established by management, both gross and net of reinsurance (dollars in thousands):

	2005	2004
Gross Basis:

Recorded loss reserves	424,449	363,387

Actuarial point estimate	428,238	374,592

Difference	(3,789)	(11,205)

Difference as a % of actuarial point estimate	(0.9)%	(3.0)%

	2005	2004
Net Basis:

Recorded loss reserves.	277,015	246,556

Actuarial point estimate	278,617	250,624

Difference	(1,602)	(4,068)

Difference as a % of actuarial point estimate	(0.6)%	(1.6)%

     For both 2005 and 2004, management’s recorded reserves were slightly lower than the point estimates determined by the independent actuarial firm, with the difference being somewhat larger on a gross basis. For both 2005 and 2004, management believed that improved economic conditions, lower corporate default rates, reduced exposure to large commercial bonds and fewer reported severe claims indicated that a lower provision for severe losses was appropriate. Management believed that the actuarial point estimates included provisions for severe losses that were more heavily influenced by the Company’s experience in accident years 2002 and 2003 and did not fully reflect the favorable economic conditions and changes in the Company’s exposures. While there still is a significant amount of uncertainty regarding the ultimate cost of claims for accident years 2004 and prior, the independent actuarial firm’s analyses performed in 2005 did indicate improvement in those accident years which was consistent with management’s position concerning the recorded loss reserves at December 31, 2004.

     Receivables recorded with respect to insurance losses ceded to reinsurers under reinsurance contracts are estimated in a manner similar to liabilities for insurance losses and, therefore, are also subject to uncertainty. In addition to the factors cited above, estimates of reinsurance recoveries may prove uncollectible if the reinsurer is unable to perform under the contract. Reinsurance contracts do not relieve the ceding company of its obligations to indemnify its own policyholders.
     Casualty insurance loss reserves are subject to a significant amount of uncertainty. Given the nature of surety losses with its low frequency, high severity characteristics, this is particularly true for surety loss reserves. As a result, the range of reasonable loss reserve estimates may be broader than that associated with traditional property/casualty insurance products. While the loss reserve estimates represent the best professional judgments, arrived at after careful actuarial analysis of the available data, it is important to note that the variation from the estimates are not only possible but, in fact, probable. The degree of such variation could be significant and in either direction from the estimates and could result in actual losses outside of the estimated reserve range. The sources of this inherent variability are numerous — future economic conditions, court decisions, legislative actions, and individual large claim impacts for example.
     The range of reasonable reserve estimates is not intended to reflect the maximum and/or minimum possible outcomes; but rather reflects a range of reasonable estimates given the uncertainty in estimating unpaid claim liabilities for surety business. Further, there is no generally accepted method to estimating reserve ranges, but rather many concepts are currently being vetted within actuarial literature.
     In developing the indicated range of reserve estimates for the Company, the independent actuarial firm utilized the Mack methodology and their point estimate analysis in order to estimate the requisite reserve distribution parameters. The Mack methodology is premised on the idea that the volatility in a company’s historical paid loss development is representative of the variability in a company’s future payments and thus can be used to estimate the variability within a company’s reserve estimate. Given the dispersion of the reserve indications, along with its experience and professional judgment, the independent actuarial firm selected the 50th and 75th percentile as representing a reasonable range of reserve estimates.
     At December 31, 2005, the range of reasonable loss reserve estimates, net of reinsurance receivables, calculated by the independent actuarial firm and adopted by management was from $229 million to $325 million. Ranges of reasonable loss reserve estimates are not calculated for the sub-lines of business. Management believes that the range calculated over total reserves provides the most meaningful information due to the importance of correlation of losses between the sub-lines of business related to the impact of general economic conditions.
     The primary factors that would result in the Company’s actual losses being closer to either end of the reserve range is the emergence of (or lack thereof) a small number of large claims, as well as the recovery of (or lack thereof) a small number of large salvage/subrogation amounts. In other words, the primary factors that, if they were to occur, would result in the Company’s actual payments being at the high end of the indicated range are if the Company experiences an unusually high number of large claims and/or an unusually low number of large salvage and subrogation recoveries. Conversely, if the Company were to experience an unusually low number of large claims and/or an unusually high number of large salvage and subrogation recoveries, the Company’s actual payments would tend to be at the low end of the range. These variations in outcomes could be driven by broader issues such as the state of the construction economy or the level of corporate defaults, or by the specific facts and circumstances surrounding individual claims. Again, it is important to note that it is possible that the actual payments could fall outside of the estimated range.
     Due to the inherent uncertainties in the process of establishing the liabilities for unpaid losses and loss adjustment expenses, the actual ultimate claims amounts will differ from the currently recorded amounts. This difference could have a material effect on reported earnings and financial condition. Future effects from changes in these estimates will be recorded as a component of losses incurred in the period such changes are determined to be needed.

Net Loss Ratio, page 27
2. You discuss several factors that resulted in the $23.3 million in favorable development in the current year. Please provide us in disclosure type format a discussion that quantifies the impacts of each of these main factors discussed.
Company Response
In future filings, we will provide an expanded discussion that quantifies the impacts of each of the main factors that resulted in the $23.3 million of favorable loss reserve development in 2005. We have added the requested quantification to the previous disclosure and have provided the full text of the relevant paragraph from our 2005 Form 10-K below. Again, the additional disclosure is underlined for emphasis. Our future filings would include enhanced disclosure substantially the same as follows:
     Reported claim activity improved dramatically in 2004 and continued at lower levels through 2005. Management believes that this is a result of ongoing efforts to reduce its exposures to large corporate clients, continued underwriting discipline in its traditional contract and small commercial products and a reduction in corporate default rates. In 2005, the Company was able to achieve favorable settlements on several large claims that resulted in claim payments that were substantially less than had been previously expected. Two of these favorable settlements were on cases that were part of the adverse loss development recorded in 2003 that is discussed below. In one of these cases, the Company’s negotiating position turned out to be stronger than expected and the Company was able to achieve a settlement that was approximately $11 million lower than the case reserve. In the other case, the Company was able to negotiate a settlement that included significant recoveries that were not previously expected. These recoveries resulted in a final claim outcome that was approximately $4 million lower than the case reserve. In addition, the Company was able to reduce reserves by an aggregate of approximately $3 million on several large open claims based on new information that emerged in 2005. The independent actuarial review conducted in 2005 confirmed that the favorable claim settlements, the lower reserves on open claims and the reduced level of new claim activity had resulted in a reserve redundancy. Accordingly, the Company recorded favorable loss development of $23.3 million in 2005, primarily for accident years 2002 and 2003.
Per your request, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or further comments, please contact the undersigned at 312-822-1371, or via fax at 312-817-1759.
Sincerely,
/s/ John F. Corcoran
John F. Corcoran
Senior Vice President and
Chief Financial Officer